UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 9, 2009

 BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [ ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat
7 September 2009

To:

Australian Securities Exchange

London Stock Exchange

cc:

New York Stock Exchange

Swiss Stock Exchange

JSE Limited

Deutsche Bank

UBS Zurich

Notice of Dividend Currency Exchange Rates - 2009 Final Dividend
Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

In our announcement to the market of our final dividend on 26 May 2009 we noted a change to the currency conversion and currency election dates from two days prior to Dividend Declaration Date to the Record Date (4 September 2009)(1). The following table details the currency exchange rates applicable for the dividend:
Dividend 41.0 US cents	Exchange Rate	Dividend per ordinary share in local currency
Australian cents	0.842150	48.684914
British pence	1.633830	25.094410
New Zealand cents	0.681500	60.161409
South African cents(1)	7.764100	318.328100

The dividend will be paid on Friday, 25 September 2009.

Jane McAloon

Group Company Secretary

1 We announced on 9 June 2009 to the London Stock Exchange and the JSE Limited that the South African branch register of BHP Billiton Plc would have currency conversion determined on 28 August 2009, therefore the exchange rate above for South African cents was as at 28 August 2009.
BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: September 9 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary